April 5, 2010
VIA EDGAR AND FEDEX
Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 64720
Washington, D.C. 20549

Re:	Avanir Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Definitive Proxy Statement on Schedule 14A File No. 001-15803
Dear Mr. Rosenberg:
     On behalf of Avanir Pharmaceuticals, Inc. (the “Company,” “we,” “us” or “our”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated March 17, 2010 relating to the above-referenced Form 10-K for the fiscal year ended September 30, 2009 (the “Form 10-K”) and the 2009 Definitive Proxy Statement on Schedule 14A (the “Schedule 14A”).
     For reference purposes, the text of the Staff’s comments, as set forth in the March 17, 2010 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.
Form 10-K
Business
Docosanol 10% Cream — Cold Sores, page 5
1.	Please provide disclosure describing the material terms of your agreement with GSK including term and terminations provisions, amounts paid to date and the range of royalty rates, for example “single digits,” “teens,” “twenties.”
     Response: In response to the Staff’s comment, below are the material terms of the Company’s original agreement with a subsidiary of GlaxoSmithKline (formerly SmithKline Beecham), SB Pharmco Puerto Rico, Inc. (“GSK”).

Jim B. Rosenberg
April 5, 2010

     Major Terms of GSK License Agreement
     On March 31, 2000, we entered into an exclusive license agreement with GSK (the “License Agreement”), to allow GSK to market our docosanol 10% cream as an over the counter treatment for cold sores in the United States and Canada. Under the terms of the License Agreement, GSK is responsible for all sales and marketing activities and the manufacturing and distribution of docosanol 10% cream.
     The terms of the License Agreement provided for the payment by GSK to the Company of license fees and milestone payments up to $25 million, subject to the achievement of certain milestones. The majority of the milestone payments were contingent on FDA approval of a new drug application and product launch with respect to the licensed products. A final portion of the payments was contingent on achievement of certain sales performance milestones within 12 months of product launch.
     We received $10 million in milestone payments in fiscal 2000 and $10 million in fiscal 2001. We received the remaining $5 million in milestone payments in November 2001. We have received a total of $5.9 million in royalty payments since that time, excluding amounts received under our agreement with Drug Royalty USA, Inc. (“DRC”) (see below).
     Sale of Royalty Interest to Drug Royalty USA, Inc. under License Purchase Agreement
     As discussed on page 5 of our Form 10-K for the fiscal year ended September 30, 2009, on December 24, 2002, we sold an undivided interest in the License Agreement to Drug Royalty USA, Inc. pursuant to a License Purchase Agreement, dated as of November 22, 2002 (the “Purchase Agreement”). Under the terms of the Purchase Agreement, DRC acquired rights to receive future royalties earned after September 30, 2002 from the sale of docosanol 10% cream (or Abreva ® as marketed by GSK) for cold sores in the United States and Canada payable under the License Agreement, as further described below. Under the terms of the Purchase Agreement, in consideration for the rights sold, DRC paid the Company a total of $24.1 million. Furthermore, in connection with the sale, we and DRC entered into a security agreement pursuant to which we granted DRC a security interest in our United States and Canadian patents related to the treatment of cold sores. We retain all rights to develop and license docosanol 10% cream outside the United States and Canada for the treatment of cold sores, as well as all rights to develop and license docosanol 10% cream worldwide for all other indications, subject to the rights of GSK in the United States and Canada.
     The term of the Purchase Agreement expires on the later of December 13, 2013 or the date of expiration or invalidity of U.S. Patent Number 4,874,794, unless earlier terminated as a result of: (i) the Company’s material breach of certain provisions of the Purchase Agreement, (ii) GSK’s termination of the License Agreement under certain circumstances, or (iii) the

Jim B. Rosenberg
April 5, 2010

Company’s bankruptcy and GSK’s failure to retain its rights under the License Agreement in accordance with the U.S. Bankruptcy Code.
     Royalty Rate
     Under the original License Agreement, GSK agreed to pay us royalties on net sales of Abreva ® in the United States and Canada at a rate of 8% (“Royalty Revenues”). From the effective date of the License Agreement up to the sale of the Company’s royalty rights to DRC, GSK paid Avanir an aggregate of $5.9 million in Royalty Revenues.
     Subsequent to the execution of the Purchase Agreement, DRC obtained the right, for the period beginning October 1, 2002 through the expiration or termination of the Purchase Agreement, to receive 100% of the annual Royalty Revenues calculated on the first $62 million of net sales during each calendar year and 50% of the annual Royalty Revenues (a net royalty rate of 4%) calculated on net sales in excess of $62 million during each calendar year. We have retained the right to receive the remaining 50% of the annual Royalty Revenues (a net royalty rate of 4% on net sales in excess of $62 million). Royalty Revenues received by the Company from GSK subsequent to the DRC Purchase Agreement totaled $2.1 million.
     With respect to the Staff’s comment regarding the GSK agreement, the Company intends to include this disclosure in our Form 10-Q for the period ended March 31, 2010.
2.	Additionally, please identify the two parties to the other collaboration agreements that are currently generating royalty revenues, describe the material terms of these agreements and file them as exhibits. If you believe you are not substantially dependent on these agreements, please provide a legal analysis supporting your belief.
     Response: In response to the Staff’s comment, the two parties to the other collaboration agreements that are currently generating royalty revenues are PNG Gerolymatos (“Gerolymatos”) and ACO Hud Nordic, AB (“ACO Hud”). Total royalty revenues generated by Gerolymatos and ACO Hud from inception to September 30, 2009 were $6,000 and $9,000, respectively. Total royalty revenues recorded by the Company for all collaboration agreements as of September 30, 2008 and 2009 were $3.6 million each. As the amounts related to Gerolymatos and ACO Hud, individually and combined, account for less than 1% of our aggregate royalty revenues for the years ended September 30, 2008 and 2009, we do not believe we are substantially dependent on these agreements.
Xenerex Human Antibody Technology- Anthrax/Other Infectious Diseases, page 5
3.	Please quantify the amounts received to date from your agreement with Emergent and quantify the potential milestone payments and royalty range.

Jim B. Rosenberg
April 5, 2010

     Response: The Company acknowledges the Staff’s comment and directs the Staff to Article II of the Asset Purchase and License Agreement dated March 6, 2008 (the “Emergent Agreement”), filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2008. Additionally, we respectfully note that on June 6, 2008, the Commission issued an Order Granting Confidential Treatment covering certain information redacted from the Company’s filing of the Emergent Agreement. The redacted information includes the amounts of the potential milestone payments and the royalty rates payable under the Emergent Agreement. The Company advises the Staff that the amounts of the upfront payments due under the Emergent Agreement were not redacted, and the Company received total upfront payments of $250,000 thereunder.
4.	Please identify the San Diego based biotechnology company that purchased your non-anthrax related antibodies and quantify the potential milestone payments and royalty range. Additionally, file the agreement as an exhibit or provide us with an analysis supporting your determination that you are not required to file it.
     Response: In response to the Staff’s comment, the Company advises the Staff that it received an upfront milestone payment of $210,000, but has not received any subsequent sales-based royalties under the agreement as there have been no sales associated with such assets. Moreover, the Company does not believe that the agreement is likely to result in any material revenues, or other payments to or from the Company, in the foreseeable future; nor is the Company substantially dependent on this agreement. As such, the Company does not believe the agreement is required to be filed as a “material contract” within the meaning of Item 601 of Regulation S-K. Furthermore, in light of the immaterial nature of the agreement and the fact that it does not relate materially to any aspect of our ongoing product development or revenue-generating activities, we do not believe that disclosure of the identity of the San Diego-based biotechnology company that purchased our non-anthrax related antibodies is necessary for investors to understand the business of the Company. The Company does confirm, however, that at the time of the sale and since, the purchaser was not, and has not become, an affiliate of the Company.
Patents and Proprietary Rights, page 7
5.	We note that you have 52 US patents and 105 foreign patents relating to products other than Zenvia. To the extent any of these other patents are material, please identify the products and/or technology that the patents relate to, disclose when the latest to expire patent for each product or technology is scheduled to expire and disclose the countries in which the product or technology is patented.
     Response: In response to the Staff’s comment, the intellectual property for docosanol 10% cream is our only material patent other than intellectual property related to Zenvia, as royalties from our docosanol license agreements accounted for a majority of our royalty revenue for the years ended September 30, 2008 and 2009. Substantially all of the royalty revenue

Jim B. Rosenberg
April 5, 2010

recorded in fiscal 2008 and 2009 was attributed to the GSK license agreement. The GSK agreement allows GSK to market our docosanol 10% cream in the United States and Canada, where our product is patented. The latest patent to expire for docosanol 10% cream is scheduled to expire in 2017.
     With respect to the Staff’s comment regarding patents and proprietary rights, the Company intends to include this disclosure in future filings, commencing with our Annual Report on Form 10-K for the period ending September 30, 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Research and Development
6.	Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII Industry Specific Issues — Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http:/:www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.
Please disclose the following information for your major research and development projects;
a.	The costs incurred during each period presented and to date on the project;

b.	The nature, timing and estimated costs of the efforts necessary to complete the project;

c.	The anticipated completion dates;

d.	The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

e.	The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project, Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase, To the extent that information is not estimable, disclose those facts and

Jim B. Rosenberg
April 5, 2010

circumstances indicating the uncertainties that preclude you from making a reasonable estimate.
     Response: In response to the Staff’s comment, the Company advises the Staff that Zenvia is currently the Company’s only major research and development project. Set forth below is additional information regarding the Zenvia research and development program in accordance with the guidance referred to by the Staff:
a.	As reported on the Income Statement under the line item “Research and Development Expenses” in our Form 10-K, the project costs incurred related to the current formulation of Zenvia were $14.1 million and $15.9 million during the years ended September 30, 2008 and 2009, respectively. Costs incurred prior to fiscal 2008 were comprised of administrative expenses related to internal staffing costs for the project.

b.	We have successfully completed three Zenvia Phase III clinical trials in the treatment of patients with pseudobulbar affect (“PBA”). In August 2009, we reported top line safety and efficacy data from the STAR trial (Safety, Tolerability and Efficacy Results of AVP-923 in PBA). We are currently in the process of preparing a complete response to the FDA’s approvable letter that we received in October of 2006. We expect to file the complete response to the approvable letter in the second calendar quarter of 2010.

At this time, no additional clinical trial costs are expected to be incurred. Any additional expenses necessary to complete the project will be related to preparing our response to the FDA’s approvable letter and responding to the FDA’s questions following the submission. In fiscal 2010, we estimate these costs to be approximately $2 to $3 million.

c.	As noted in item b. above, in August 2009, we reported top line safety and efficacy data from the STAR trial. We anticipate completing and filing our response to the FDA’s approvable letter in the second calendar quarter of 2010.

d.	The risks and uncertainties associated with completing development on schedule are outlined in our risk factors included in our Form 10-K and Form 10-Q filings and currently, they are dependent on the whether the FDA has follow-up questions or concerns subsequent to our complete response to the approvable letter, and the effort required to respond to such concerns. As disclosed in “Item 1A. Risk Factors” in our 2009 Form 10-K, we have sufficient funds to sustain our operations at their current levels through calendar 2010, which includes the anticipated timing of the FDA approval decision on Zenvia in PBA in the second half of calendar year 2010. Although we expect to be able to raise additional capital, there can be no assurance that we will be able to do so or that the available terms of any financing would be acceptable to us. If we experienced a significant delay in the receipt of FDA approval for Zenvia, and we were unable to raise additional capital to fund future operations, then we may be unable to fully execute our development plans for Zenvia and may be forced to curtail operations.

Jim B. Rosenberg
April 5, 2010

e.	We expect material net cash inflows from Zenvia to commence subsequent to a successful commercial launch of the product, which, as discussed in our Form 10-K for the period ended September 30, 2009 and our most recent Form 10-Q, we do not anticipate will occur until at least the second fiscal quarter of 2011, subject to the risks described above.
     With respect to the Staff’s comment regarding research and development expenditures, the Company intends to include this disclosure in future filings commencing with our Quarterly Report on Form 10-Q for the period ended March 31, 2010.
Signatures, page 38
7.	We note that your signature page does not include anyone acting in the capacity of Principal Accounting Officer or Controller. If the individual serving in the capacity of Principal Accounting Officer or Controller has signed the 10-K please tell us who this is and confirm that this individual will be identified as the Principal Accounting Officer or Controller in future filings. If the person serving in this capacity has not signed the 10-K, please amend your filing to include the required signatures.
     Response: The Company respectfully advises the Staff that Christine G. Ocampo, who signed the 10-K in the capacity of Principal Financial Officer, also serves as the Company’s Principal Accounting Officer. In future filings, beginning with the Quarterly Report on Form 10-Q for the period ended March 31, 2010, the Company will note Ms. Ocampo’s dual roles on the signature page (or provide a separate signature from such other individual then serving as the Principal Accounting Officer).
Schedule 14A
Executive Compensation
Compensation Discussion and Analysis
8.	To the extent that your corporate performance goals were more specifically defined than the goals described on page 18, please provide a more detailed description of the goals. For example, were the goals relating to your cash position and budget management quantified? If they were, the discussion should also be quantified. Additionally, the individual goals for each named executive officer and the extent to which they were achieved should also be discussed. We note your statement that you did not disclose specific goals for competitive reasons. You may request confidential treatment by submitting an analysis describing the potential harm you are likely to experience if these goals are disclosed.

Jim B. Rosenberg
April 5, 2010

     Response: The Company acknowledges the Staff’s comment and advises the Staff that it believes that more detailed disclosure regarding the Company’s corporate performance goals would result in competitive harm to the Company for the reasons set forth below.
     As disclosed in the Proxy Statement, certain corporate performance goals were based on achievements in the Company’s clinical development program for Zenvia in the PBA indication. Disclosure of additional detail regarding these goals would provide the Company’s competitors, as well as potential acquirers, licensees, collaborators and other strategic partners, with insight into the Company’s product development plans and goals and the expected timeframes within which the Company expects or hopes to implement such plans or achieve such goals. This information could enable competitors, some of which have significantly greater resources than the Company, to design development plans and strategies in response to the Company’s plans, or to allocate more resources to programs that compete with the Company’s program (especially if the Company’s goals are viewed as aggressive) than they otherwise might, absent this information. Moreover, disclosure of the specific performance goals could enable potential acquirers and partners to assess the importance placed by the Company on various stages of clinical development, which could weaken the Company’s bargaining position in negotiations with such potential acquirers and partners. Similarly, the Company believes that disclosure of additional information regarding the corporate performance goals relating to the Company’s intellectual property portfolio, such as the number, jurisdiction or subject matter of patents that the Company seeks to obtain, would provide competitors with valuable insight into the status of the Company’s intellectual property portfolio and its intellectual property strategies.
     The Company similarly believes that disclosure of its specific cash position and budget management performance goals would also cause competitive harm to the Company. From time to time, the Company may place greater or lesser weight on its cash position and budget management, depending on a variety of factors, including anticipated product development and commercialization activities and near-term or long-term strategic goals. For example, if the Company anticipates that a research and development project will require significant additional resources and does not believe that outside funding will be readily available, it may conclude that cash management is of greater importance at that particular time and set higher goals with respect to cash position and budget management. In addition, if the Company is seeking to acquire additional assets or businesses within a specified timeframe and believes that a certain amount of cash will be required in order to make a successful bid, it may decide to raise its cash goals at that time. Competitors may thus gain insight into the Company’s short-term or long-term strategic goals if the Company’s corporate performance goals relating to cash position and budget management are quantified in its public filings, especially over time. These competitors could then use such information to devise counter-strategies that would place the Company’s development and commercialization plans, as well as its strategic goals, at a competitive disadvantage. Moreover, given that the Company is required to report other actual and projected financial information in its periodic filings with the Commission, such as in the liquidity section of the MD&A filed on a quarterly basis, the Company does not believe that disclosure of the

Jim B. Rosenberg
April 5, 2010

internal financial goals described above is necessary for an investor’s understanding of the Company’s business and financial condition.
     For these reasons, and in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company considers its corporate and individual performance goals to be confidential commercial and financial information and proposes not to include disclosure of such information in its future filings. However, the Company acknowledges that to the extent the Company has future performance goals, the disclosure of which would not cause this type of competitive harm, the Company would be required to disclose those goals in its ongoing CD&A disclosures to the extent applicable.
     The Company advises the Staff that the individual performance goals for Keith Katkin, the Company’s Chief Executive Officer, were the same as the overall corporate performance goals for the Company, as the primary responsibility of the Chief Executive Officer is to help ensure the overall success of the Company by executing the Company’s business strategies. The individual performance goals for Randall Kaye, the Company’s Chief Medical Officer, and Christine Ocampo, the Company’s Vice President of Finance, were similar to the overall corporate performance goals but weighted more heavily, in Dr. Kaye’s case, to clinical development milestones, and in Ms. Ocampo’s case, to cash position and budgetary matters, consistent with their roles and responsibilities at the Company. As set forth on page 18 of the proxy statement, the overall Company goals accounted for 75% of the bonus determination for Dr. Kaye and Ms. Ocampo, with individual goals accounting for the remaining 25%.
With regard to individual achievement, the Company disclosed on page 19 of the proxy statement that the overall company achievement in fiscal 2009 exceeded performance targets, with a performance score of 3.8 out of a possible 5.0. This score resulted in the funding of the overall bonus pool at 116% of the target amount. Individual performance for the named executive officers in 2009 was in line with the Company’s overall performance, as reflected in the fact that the actual bonus payouts for the three named executive officers was within approximately 5% of the implied target bonus (i.e., the target amount disclosed in the proxy statement, adjusted upward based on the Company’s performance score for 2009).
Equity Grants Awarded in Fiscal 2009, page 20
9.	Please disclose the performance milestones that each named executive officer must achieve in order for each 6.25% portion of their equity grant to vest.
     Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the performance milestones required to be achieved by each named executive officer in order for each 6.25% portion of their equity grant to vest were: (i) 75% enrollment in the Company’s Phase III Program for Zenvia for the pseudobulbar affect indication (the “Phase III Program”), (ii) 100% enrollment in the Phase III Program and (iii) availability of top-line data from the Phase III Program.

Jim B. Rosenberg
April 5, 2010

•	In responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to filings; and
•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     If you should have any questions concerning the foregoing, please contact the undersigned at (949) 389-6707. Thank you very much for your assistance with this matter.

Sincerely, Christine G. Ocampo Vice President, Finance

cc:	Christine Allen, Staff Accountant, Division of Corporation Finance